Exhibit 16.1

February 20, 2014

U.S. Securities and Exchange Commission
Office of the Chief Accountant
Washignton, DC 20549

Dear Sir or Madam:

We have read Moxian China, Inc. (formerly Secure Netcheckin, Inc.) Form 8K on February 19, 2014 regarding Item 4.01 Change in Registrant’s Certifying Accountant. We agree with the statement regarding our firm, except that we are not in a position to agree or disagree with Moxian China, Inc. (formerly Secure Netcheckin, Inc.) statement that Dominic K.F. Chan & Co. (“Chan”), was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Moxian China, Inc. (formerly Secure Netcheckin, Inc.) financial statements.

Very truly yours,

/s/ Tarvaran, Askelson & Company
Tarvaran, Askelson & Company